FRONTEER DEVELOPMENT GROUP INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Fronteer Development Group Inc. (the “Corporation”) will be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, ON M5H 1J9, on Tuesday, the 6th day of May 2008, at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          This notice is accompanied by a form of proxy, a management information circular, the annual report of the Corporation containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2007, and a supplemental mailing list form.

          Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. To be valid, a proxy must reach the office of the Corporation's registrar and transfer agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400 Toronto ON M5H 4H1, no later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the Chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in the case of adjournment.

          DATED at Vancouver, British Columbia as of the 14th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark O’Dea”
Mark O'Dea, President and Chief Executive Officer